

Mail Stop 4546

October 21, 2015

Via E-mail
Fernando Dasso
Chief Financial Officer
Credicorp Ltd.
Calle Centenario 156
La Molina
Lima 12, Perú

> **Re:** **Credicorp Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed April 28, 2015**
> **Response dated October 7, 2015**
> **File No. 001-14014**

Dear Mr. Dasso:

We have reviewed your October 7, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 24, 2015 letter.

General

1. Please provide a written statement from the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 4 – 4.B. Business Overview, page 31

13.3 Loan Portfolio, page 124

2. Please refer to comment 1. You state that past due loans as defined throughout your filing are presented in accordance with IFRS 7. Please address the following:

    - Please reconcile past due loans of S/.2,009.3 million as disclosed on page 124 to the tabular presentation on page F-128, which presents past due but impaired loans of S/.2,469.1 million and impaired loans of S/.3,010.2 million for the year ended December 31, 2014. In this regard, we note your disclosure on page 132 states that impaired loans are classified as substandard, doubtful or loss, which are all considered as past due loans as defined on pages 131-132.

    - In your proposed disclosure you state that a loan is classified as past-due mainly based on three aspects: (i) the number of days as past due, based on the due date contractually agreed; (ii) the banking subsidiary and (iii) the type of loan. Explain to us how this policy is consistent with the guidance in IFRS 7, which defines past due loans as a financial asset that is past due when a counterparty has failed to make a payment when contractually due.

    - You also proposed to expand your disclosure on page F-64 to include the tabular presentation in Appendix A, which discloses loans by the number of days past due. Consistent with the disclosure on page 135, please confirm that you will also discuss your policy in determining when past due loans represent only the past due installment or the entire outstanding amount of the past due loan.

    You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Yolanda R. Trotter, Staff Accountant, at (202) 551-3472, if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann, Staff Attorney, at (202) 551-6262 or me at (202) 551-3494 with any other questions.

    Sincerely,

    /s/ Kevin W. Vaughn

    Kevin W. Vaughn
    Branch Chief
    Office of Financial Services